Exhibit 99.1

Nebius Group N.V. announces third quarter 2024 financial results

Amsterdam, October 31, 2024 – Nebius Group N.V. (“Nebius Group”, the “Group” or the “Company”; NASDAQ: NBIS), a leading AI infrastructure company, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Nebius Group is a technology company building full-stack infrastructure to service the high-growth global AI industry, including large-scale GPU clusters, cloud platforms, and tools and services for developers. Headquartered in Amsterdam and listed on Nasdaq, the Company has a global footprint with R&D hubs across Europe, North America and Israel.

Nebius Group’s core business is an AI-centric cloud platform built for intensive AI workloads. With proprietary cloud software architecture and hardware designed in-house (including servers, racks and data center design), Nebius Group gives AI builders the compute, storage, managed services and tools they need to build, tune and run their models.

The group also operates three additional businesses under their own distinctive brands:

•	Toloka – a data partner for all stages of AI development from training to evaluation;

•	TripleTen – a leading edtech player in the US and certain other markets, re-skilling people for careers in tech;

•	Avride – one of the most experienced teams developing autonomous driving technology for self-driving cars and delivery robots.

Q3 2024 financial and operational highlights

Nebius Group

•	The Group’s Q3 2024 revenue increased 1.7 times compared to the previous quarter and totaled USD 43.3 million driven primarily by the rapid growth of the Company’s core AI infrastructure business, which grew 2.7 times compared to the previous quarter and 6.5 times on year-on-year basis.

•	Cash and cash equivalents as of September 30, 2024, stood at USD 2,288.2 million on a consolidated basis.

•	Capital expenditures totaled USD 167.0 million and USD 387.6 million for the three and nine months ended September 30, 2024, respectively. We anticipate capital expenditures in Q4 2024 to exceed the amount spent in the first nine months of 2024 as we plan to accelerate investments in GPU procurement and data center capacity expansion to support the growth of our businesses.

•	Cash outflow from operations amounted to USD 45.9 million and USD 255.3 million for three and nine months ended September 30, 2024, respectively.

Consolidated results (1), (2)

	Three months ended September 30,			Nine months ended September 30,
In USD millions	2023	2024	Change	2023	2024	Change
Revenues	5.0	43.3	766%	14.2	79.6	461%
Adjusted EBITDA / (loss)	(67.6)	(51.9)	-23%	(201.5)	(190.9)	-5%
Net loss from continuing operations	(96.8)	(51.8)	-46%	(248.3)	(259.4)	4%
Adjusted net loss	(86.5)	(47.3)	-45%	(235.6)	(200.2)	-15%

(1)	The following measures presented in this release are “non-GAAP financial measures”: Adjusted EBITDA / (loss) and Adjusted net income / (loss). Please see the section “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

(2)	Following the completion of the divestment of the Russia-based businesses, the Group changed the reporting currency from the Russian Ruble to the United States Dollar, which better reflects the geography of operations and key focus markets of the remaining businesses. Financial statements for the prior periods have been restated as if the change had occurred on January 1, 2022.

Nebius

•	In Q3 2024, Nebius (the Group’s core AI infrastructure business) accounted for approximately two-thirds of the Group's total revenue.

•	Nebius’ cloud revenue surged 2.7 times QoQ (almost 8 times YoY against the low base), with annualized run-rate (ARR)(1) surpassing USD 120 million as of September 2024.

•	The customer base expanded to over 40 managed clients in Q3 2024, up from 30 in Q2, with additions from the Fortune 500.

•	Nebius began executing its plan to invest over USD 1 billion(2) in AI infrastructure across Europe by mid-2025. In September 2024, Nebius announced the launch of a GPU cluster in Paris, which will become one of the first in Europe to feature NVIDIA H200 Tensor Core GPUs. Shortly afterwards, Nebius announced a major expansion of its data center in Finland to triple capacity to 75 MW by the end of 2025 or early 2026. This will enable Nebius to accommodate up to 60,000 GPUs(3) at this location alone, with annual revenue potential of over USD 1 billion at full capacity utilization.(4)

•	To capitalize on growth opportunities, Nebius introduced a number of strategic product developments:

o	Introduced Nebius AI Studio, a high-performance, cost-efficient self-service inference platform for foundation model users and application developers, offering a wide range of state-of-the-art open-source models, including Llama, Mistral and more.

o	Launched a specialized cloud platform for AI built on the NVIDIA accelerated computing framework (in early Q4).

o	Expanded its cloud services portfolio with offerings such as Soperator and Managed PostgreSQL for IK8S.

(1)	Annualized run-rate revenue by the end of the period (revenue for last month of the period multiplied by twelve).
(2)	Including the investments of approximately USD 400 million during the first nine months of 2024 ending September 30, 2024.
(3)	In H100 equivalent.
(4)	Based on assumed utilization and pricing as per the company’s medium-term financial plan (as of September 2024).

Toloka

•	In Q3 2024, Toloka was the second largest contributor to the Group’s total revenue.

•	In Q3 2024, Toloka demonstrated strong traction in Generative AI projects, which accounted for over 85% of Toloka's total revenue in Q3 2024 and grew more than fourfold YoY. We believe this underscores growing demand for Toloka’s AI solutions in the expanding generative AI market.

•	Gross margins for Generative AI services ranged from the high forties to low fifties percent in Q3, driven by production efficiencies, increased automation and the effective use of synthetic data. Toloka plans to build on these efficiency gains while investing in further platform enhancements and data production capabilities.

•	In addition to being one of the major data providers for a Big Tech foundational model producer, Toloka strengthened its customer portfolio with a number of leading specialized LLM producers, further diversifying its line-up of Generative AI customers.

•	Toloka’s research team, in collaboration with top universities, developed the Ultimate Benchmark for AI-Generated Text Detection and the Math Dataset Benchmark, which will support future efforts to expand client offerings and enhance expertise in specialized domains.

•	Toloka reinforced its commitment to strong data security, securing a SOC 2 report after completing an audit and confirming compliance with stringent standards for data security and privacy set by the American Institute of CPAs.

TripleTen

•	TripleTen’s revenue growth in Q3 2024 was driven by a threefold increase YoY in the number of students enrolled in its bootcamp across key markets in the US and Latin America, as well as more than threefold growth YoY in bookings.(1)

•	During the nine months ending September 30, 2024, almost 10,000 new students joined TripleTen for reskilling.

•	In Q3 2024, TripleTen’s B2C offering grew to six courses after the launch of a UX/UI Designer program, which is expected to positively impact the number of bookings by growing the student base.

(1)	Represents the total value of anticipated payments based on the amount of students who have made an initial payment for a course.

Avride

•	In Q3 2024, Avride entered into a multiyear strategic partnership with Uber, bringing Avride’s delivery robots and autonomous vehicles to Uber and Uber Eats platforms. The delivery partnership will launch first with sidewalk robots on Uber Eats in Austin and then expand to Dallas and Jersey City. As part of the partnership, Avride plans to integrate hundreds of robots into Uber Eats in 2025, with mobility partnerships expected to launch for rides in Dallas later that year.

•	During the quarter, Avride continued negotiations with several food- and ridetech companies to expand its commercial reach and scale operations within and outside the US market.

•	In Q3 2024, Avride regularly tested autonomous vehicles on public roads, utilizing its new autonomous car platform.

•	Assembly of the next generation delivery robots, offering improved energy efficiency, maneuverability, redundancy, and overall cost-effectiveness, began at the Group’s Taiwan manufacturing partner, with tests of the new model ongoing.

Webcast information

Nebius Group’s management will hold an earnings webcast on October 31 at 5:00 AM (PDT) / 8:00 AM (EDT) / 1:00 PM (CET).

To access the webcast, please use the registration link below:

https://goldmansachs.zoom.us/webinar/register/WN_YqZyrAQBRDijLCDhmEcSJQ

Corporate and subsequent events

•	On August 14, 2024, the company held its Annual General Meeting of Shareholders, during which shareholders approved, among other things, the renaming of the Company to Nebius Group N.V.; the appointment of five new directors to the Board, comprising two executive directors, Arkady Volozh (CEO) and Ophir Nave (COO), and three non-executive directors, Elena Bunina, Esther Dyson and Kira Radinsky; amendments to the Company’s Equity Incentive Plan; and an authorization for the Board of Directors to repurchase shares for a period of 18 months starting from the date of the AGM.

•	On October 2, 2024, the Company announced that it has appointed Goldman Sachs as exclusive financial advisor to review certain strategic options to enable the acceleration of planned investments in its core AI infrastructure business.

•	On October 21, 2024, trading in the Company’s Class A ordinary shares resumed on Nasdaq, following a notification from the Nasdaq Hearing Panel on October 8, 2024, that the Company regained compliance with the Listing Rules of the Nasdaq Stock Market, and a notice from the exchange on October 17, 2024, regarding the scheduled resumption.

•	In connection with the settlement of the Company’s $1.25 billion convertible notes in 2022, the Company agreed to transfer an aggregate of approximately 5.7 million Class A shares to former noteholders. Of this total, approximately 2.5 million shares were delivered in 2022; approximately 344,000 further shares were delivered in Q3 2024, and approximately 2.4 million further shares have been delivered to date in Q4. The Company has obligations to deliver up to approximately 400,000 additional Class A shares to remaining former noteholders. As of October 30, the number of Class A shares outstanding is 166,073,181 shares (excluding 160,269,089 shares held in treasury) and the number of Class B shares outstanding is 35,698,674. The total number of shares outstanding as of October 30 is 201,771,855.

Goldman Sachs Bank Europe SE, Amsterdam Branch (“Goldman Sachs”) is acting for Nebius Group N.V. and no one else in connection with Nebius Group N.V.’s review of strategic options and will not be responsible to anyone else for providing the protections afforded to clients of Goldman Sachs, or for giving advice in connection with this review or any other matter referred to herein.

Loss from operations

	Three months ended September 30,			Nine months ended September 30,
In USD millions	2023	2024	Change	2023	2024	Change
Loss from operations	(77.6)	(87.0)	12%	(230.0)	(291.4)	27%

Loss from operations amounted to USD 87.0 million in Q3 2024 compared to USD 77.6 million in Q3 2023. This was mainly due to the planned growth of our businesses partially offset by improving operational efficiencies and a positive operating leverage on the back of increased revenue especially in the core AI infrastructure business.

Other income/(loss), net for Q3 2024 amounted to income of USD 6.8 million compared to a loss of USD 7.7 million in Q3 2023. Other income/(loss), net includes foreign exchange gain of USD 5.5 million in Q3 2024 and a foreign exchange loss of USD 6.4 million in Q3 2023.

Net loss from continuing operations was USD 51.8 million in Q3 2024, compared with net loss of USD 96.8 million in Q3 2023. The reduced losses is primarily due to interest income of USD 28.6 million in Q3 2024 compared to USD 0.5 million in Q3 2023, which more than offset an increase in operating expenses as a result of the expansion of our businesses.

A significant portion of the consideration for the divested businesses was received in the form of the Company’s Class A Shares. The acquisition of such shares by the Company is treated as a repurchase by the Company of its own shares for Dutch tax purposes, which would be subject to withholding tax at a rate of 15%. However, we anticipate that all or a significant portion of these shares so acquired will qualify as "temporary investments", given our intention to use such shares for our employee equity incentive program and for further financing purposes, and therefore will be exempt from withholding tax. The Company has not recognized any tax liability in respect of these shares. The accounting position may change in future periods, depending on new facts and circumstances, which would result in the recognition of a liability for tax in this regard.

Outstanding Shares; Convertible Note Settlement; Equity Awards

The total number of shares issued and outstanding as of September 30, 2024 was 199,340,118, including 163,641,444 Class A shares and 35,698,674 Class B shares, and excluding 162,700,826 Class A shares held in treasury. The number of Class A shares received as a part of consideration for the divestment is 162,485,725 Class A shares, which are held in treasury pending use under the Company’s equity incentive plans and for financing purposes.

In connection with the settlement of the Company’s $1.25 billion convertible notes in 2022, the Company agreed to transfer an aggregate of approximately 5.7 million Class A shares to former noteholders. Of this total, approximately 2.5 million shares were delivered in 2022; approximately 344,000 further shares were delivered in Q3 2024, and approximately 2.4 million further shares have been delivered to date in Q4. The Company has obligations to deliver up to approximately 400,000 additional Class A shares to remaining former noteholders.

As of October 30, the number of Class A shares outstanding is 166,073,181 shares (excluding 160,269,089 shares held in treasury) and the number of Class B shares outstanding is 35,698,674. The total number of shares outstanding as of October 30 is 201,771,855.

As of September 30, 2024, there were also outstanding employee share options to purchase up to an additional 0.8 million shares, at a weighted average exercise price of $40.00 per share, all of which are fully vested; equity-settled share appreciation rights (SARs) for 0.1 million shares, at a weighted average measurement price of $32.85, all of which were fully vested; restricted share units (RSUs) covering 1.1 million shares, of which RSUs to acquire 1.0 million shares were fully vested. In addition, we have outstanding awards in respect of our Avride business for 1.2 million shares (representing 3.6% of fully diluted shares in Avride), 1.1 million of which were fully vested.

In October 2024, the Company resumed making grants under its recently amended Equity Incentive Plan, after a period of 2.5 years in which no grants had been made, and approved restricted share unit awards in respect of an aggregate of 8.9 million Class A shares. Of these October 2024 grants, approximately 700,000 shares will vest and become tradeable in January 2025, approximately 1 million shares will become tradable in October 2025, and the remaining 7.2 million shares will vest over a four-year period following grant, generally quarterly. Going forward, the Company expects that the aggregate number of annual awards and new hire grants to be materially lower. The total pool authorized under the Equity Incentive Plan is 30 million Class A shares, and the plan has a ten year duration.

More information about Nebius Group can be found at https://group.nebius.com.

FORWARD-LOOKING STATEMENTS

This press release contain forward-looking statements that involve risks and uncertainties. All statements contained or implied other than statements of historical facts, including, without limitation, statements regarding our review of strategic options to accelerate growth, business plans, market opportunities, capital expenditure requirements, financing requirements and projected financial performance, are forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, our ability to successfully operate and develop a fundamentally different, early-stage group following the divestment of a significant portion of our historical operations; to implement our business plans; to continue to successfully capture customers; to continue to successfully obtain required supplies of hardware on acceptable terms; and to obtain any further debt or equity financing that may be necessary to achieve our objectives. Many of these risks and uncertainties depend on the actions of third parties and are largely outside of our control. Notwithstanding the completion of the full divestment of our Russian businesses, we also continue to be subject to many of the risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023 and “Risk Factors” in a shareholder circular filed as Exhibit 99.2 to a Report on Form 6-K filed with the U.S. Securities and Exchange Commission (“SEC”) on February 8, 2024, which are available on our investor relations website at https://group.nebius.com and on the SEC website at www.sec.gov. All information in this release is as of October 31, 2024, and the Company undertakes no duty to update this information unless required by law.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the financial information prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: Adjusted EBITDA/(loss) and Adjusted net income/(loss). The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•	Adjusted EBITDA/(loss) means U.S. GAAP net income/(loss) from continuing operations plus (1) depreciation and amortization, (2) certain SBC expense, (3) interest expense, (4) income tax expense, (5) one-off restructuring and other expenses, less (1) interest income, (2) other income/(loss), net, and (3) income/(loss) from equity method investments.

•	Adjusted net income / (loss) means U.S. GAAP net income/(loss) from continuing operations plus (1) certain SBC expense, (2) one-off restructuring and other expenses, less (1) foreign exchange gains. Tax effects related to the listed adjustments are excluded from adjusted net income.

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly certain share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

Net income/(loss) from discontinued operations

Net income/(loss) from discontinued operations represent the results of the divested business, net of tax, net income from discontinued operations attributable to noncontrolling interests, income/(loss) from revaluation of investment in equity securities held for sale and the result of divestment.

Following the first closing of the divestment, the Company held a remaining interest of approximately 28% in businesses to be divested. This investment was subject to revaluation due to RUB / USD exchange rate fluctuations. Result of revaluation of investment in these businesses in Q3 2024 was presented within Net income/(loss) from discontinued operations.

Result of the divestment is calculated as fair value of consideration received plus fair value of the remaining interest in the divested businesses and accumulated other comprehensive loss related to the sold perimeter less net assets of the disposed business as of first closing of the divestment. We present Adjusted net loss excluding any effects of our discontinued operations.

Certain SBC expense

SBC (Stock-Based Compensation) is a significant expense item and an important part of our compensation and incentive programs. As it is highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance. However, because we settled the RSU equity awards of our employees in cash during 2023 and the nine months ended September 30, 2024, we no longer eliminate the relevant SBC expense corresponding to the cash payment from Adjusted EBITDA/(loss) and Adjusted net income / (loss).

Foreign exchange gains/(losses)

Because we hold certain assets and liabilities in currencies that differ from the United States Dollar, the Company’s current reporting currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present Adjusted EBITDA/(loss), adjusted net income/(loss) and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

One-off restructuring and other expenses

We believe that it is useful to present Adjusted net income/(loss), Adjusted EBITDA/(loss) and related margin measures excluding impacts not related to our operating activities. Adjusted net income/(loss) and Adjusted EBITDA/(loss) exclude certain expenses related to the divestment and other similar one-off expenses.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use from the most directly comparable U.S. GAAP financial measure.

Nebius Group N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of U.S. dollars)

	As of
	December 31,	September 30,
	2023*	2024
	USD	USD
ASSETS
Cash and cash equivalents	116.1	2,288.2
Accounts receivable	4.6	19.0
Investments in debt securities	5.1	-
Prepaid expenses	21.4	22.1
Interest receivable	-	27.5
VAT reclaimable	16.1	5.7
Other current assets	16.9	19.4
Current assets from discontinued operations	3,286.2	-
Total current assets	3,466.4	2,381.9
Property and equipment	132.5	475.3
Intangible assets	4.6	8.7
Operating lease right-of-use assets	18.7	31.7
Equity method investments	6.4	6.4
Investments in non-marketable equity securities	90.7	90.7
Other non-current assets	15.5	10.5
Non-current assets from discontinued operations	5,035.9	-
Total non-current assets	5,304.3	623.3
TOTAL ASSETS	8,770.7	3,005.2
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	59.2	69.5
Debt, current portion	6.8	6.2
Income and non-income taxes payable	11.9	14.0
Deferred revenue	7.4	17.4
Current liabilities from discontinued operations	3,791.0	-
Total current liabilities	3,876.3	107.1
Operating lease liabilities	9.7	21.6
Other accrued liabilities	0.2	2.6
Non-current liabilities from discontinued operations	1,580.9	-
Total non-current liabilities	1,590.8	24.2
Total liabilities	5,467.1	131.3
Commitments and contingencies
Shareholders’ equity:
Ordinary shares	9.2	9.2
Treasury shares at cost	(19.6)	(2,301.1)
Additional paid-in capital	1,812.2	1,823.6
Accumulated other comprehensive income	(2,365.3)	(16.7)
Retained earnings	3,866.9	3,358.7
Total equity attributable to Nebius Group N.V.	3,303.4	2,873.7
Noncontrolling interests	0.2	0.2
Total shareholders’ equity	3,303.6	2,873.9
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,770.7	3,005.2

*  Derived from audited consolidated financial statements and adjusted for the presentation of discontinued operations and change in reporting currency

Nebius Group N.V.

Unaudited Condensed Consolidated Statements of Operations

(in millions of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2023*	2024	2023*	2024
	USD	USD	USD	USD
Revenues	5.0	43.3	14.2	79.6
Operating costs and expenses:
Cost of revenues(1)	7.5	18.9	22.1	45.9
Product development(1)	25.5	34.4	84.2	94.0
Sales, general and administrative(1)	43.5	53.5	118.4	187.2
Depreciation and amortization	6.1	23.5	19.5	43.9
Total operating costs and expenses	82.6	130.3	244.2	371.0
Loss from operations	(77.6)	(87.0)	(230.0)	(291.4)
Interest income	0.5	28.6	2.7	41.7
Income/(loss) from equity method investments	(9.8)	0.4	(12.0)	0.4
Other income/(loss), net	(7.7)	6.8	(5.4)	(8.9)
Net loss before income taxes	(94.6)	(51.2)	(244.7)	(258.2)
Income tax expense	2.2	0.6	3.6	1.2
Net loss from continuing operations	(96.8)	(51.8)	(248.3)	(259.4)
Discontinued operations:
Net income/(loss) from discontinued operations, net of tax (2)	181.1	(12.7)	592.0	437.6
Net income from discontinued operations attributable to noncontrolling interests	-	-	(24.6)	-
Income/(loss) from revaluation of investment in equity securities held for sale	-	(29.7)	-	59.0
Loss from disposal (3)	-	-	-	(745.4)
Net income / (loss) from discontinued operations attributable to Nebius Group N.V.	181.1	(42.4)	567.4	(248.8)
Net income / (loss) attributable to Nebius Group N.V.	84.3	(94.2)	319.1	(508.2)

* Derived from audited consolidated financial statements and adjusted for the presentation of discontinued operations and change in reporting currency

(1)            These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation.

(2)            Net income from discontinued operations represents the results of the divested businesses, net of tax and third party exit or disposal costs. For nine months 2024 such results are presented only till the date of the first closing of the divestment when the Company sold its controlling stake in the businesses to be divested and deconsolidated the disposed businesses.

(3)            Loss from disposal represents both the impairment of the held-for-sale component in Q1 2024 and the result of the deconsolidation as of the date of the first closing of the divestment. Such effects include the reclassification of the accumulated other comprehensive loss from equity to earnings which resulted from the change in reporting currency and attributable to the divested businesses.

Nebius Group N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Adjusted EBITDA / (loss) to U.S. GAAP Net Income / (loss)

	Three months ended September 30,			Nine months ended September 30,
In USD millions	2023	2024	Change	2023	2024	Change
Net income / (loss)	84.3	(94.2)	-212%	319.1	(508.2)	-259%
Less: net (income) / loss from discontinued operations	(181.1)	42.4	-123%	(567.4)	248.8	-144%
Net loss from continuing operations	(96.8)	(51.8)	-46%	(248.3)	(259.4)	4%
Add: depreciation and amortization	6.1	23.5	285%	19.5	43.9	125%
Add: certain SBC expense	3.9	4.7	21%	9.0	6.2	-31%
Add: one-off restructuring and other expenses	-	6.9	n/m	-	50.4	n/m
Less: interest income	(0.5)	(28.6)	n/m	(2.7)	(41.7)	n/m
Less: (income) / loss from equity method investments	9.8	(0.4)	-104%	12.0	(0.4)	-103%
Less: other (income) / loss, net	7.7	(6.8)	-188%	5.4	8.9	65%
Add: income tax expense	2.2	0.6	-73%	3.6	1.2	-67%
Adjusted EBITDA/(loss)	(67.6)	(51.9)	-23%	(201.5)	(190.9)	-5%

Reconciliation of Adjusted Net Income / (loss) to U.S. GAAP Net Income / (loss)

	Three months ended September 30,			Nine months ended September 30,
In USD millions	2023	2024	Change	2023	2024	Change
Net income / (loss)	84.3	(94.2)	-212%	319.1	(508.2)	-259%
Less: Net (income) / loss from discontinued operations	(181.1)	42.4	-123%	(567.4)	248.8	-144%
Net loss from continuing operations	(96.8)	(51.8)	-46%	(248.3)	(259.4)	4%
Add: certain SBC expense	3.9	4.7	21%	9.0	6.2	-31%
Less: foreign exchange (gains) / losses	6.4	(5.5)	-186%	3.7	8.1	119%
Add: one-off restructuring and other expenses	-	6.9	n/m	-	50.4	n/m
Tax effect of adjustments	-	(1.6)	n/m	-	(5.5)	n/m
Adjusted net income / (loss)	(86.5)	(47.3)	-45%	(235.6)	(200.2)	-15%

Contacts:

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